FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-00035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

The Middle River Aircraft Systems Salaried Savings Plan
GE Aircraft Engines, General Electric Company
One Neumann Way 501
Cincinnati, OH 45215

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Middle River Aircraft Systems Salaried Savings Plan

By: /s/ Marcia L. Hanson
Name: Marcia L. Hanson
Title: Plan Administrator

Date: June 20, 2006

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Registered Public Accounting Firm
24	Financial Report

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Consent of Independent Registered Public Accounting Firm

The Middle River Aircraft
Systems Salaried Savings Plan:

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-42695) of the General Electric Company of our report dated June 20, 2006, relating to the statements of net assets available for plan benefits of The Middle River Aircraft Systems Salaried Savings Plan as of December 31, 2005 and 2004, and related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i- schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of The Middle River Aircraft Systems Salaried Savings Plan.

KPMG LLP

New York, New York
June 20, 2006

THE MIDDLE RIVER AIRCRAFT SYSTEMS SALARIED SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

December 31, 2005 and 2004

Table of Contents

*Schedules required by Form 5500 which are not applicable have not been included.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
The Middle River Aircraft Systems Salaried Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of The Middle River Aircraft Systems Salaried Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Middle River Aircraft Systems Salaried Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
June 20, 2006

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2005 and 2004

		2005		2004
Assets:				
Investments, at fair value (note 3):				
Cash and cash equivalents	$	295,283	$	354,304
Mutual funds		14,790,149		12,290,468
Common stock		13,644,472		13,788,720
Pooled investment fund		4,062,791		4,002,133
Participant loans		413,463		372,155
Total investments		33,206,158		30,807,780
Receivables:				
Employer contributions		11,981		11,035
Participant contributions		37,963		33,256
Accrued investment income		103,965		90,247
Total receivables		153,909		134,538
Total assets		33,360,067		30,942,318
Liabilities:				
Payable for excess contributions		—		2,157
Net assets available for plan benefits	$	33,360,067	$	30,940,161

See accompanying notes to financial statements.

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2005 and 2004

		2005	2004
Additions to net assets attributed to:			
Investment income:			
Net appreciation (depreciation) in fair value of investments (note 3)	$	(99,318)	3,180,676
Dividends		806,372	405,615
Interest on participant loans		22,064	19,376
Total investment income		729,118	3,605,667
Contributions:			
Participants		1,900,559	1,819,742
Employer		597,387	580,906
Total contributions		2,497,946	2,400,648
Deductions from net assets attributed to:			
Benefits paid to participants		(806,258)	(808,117)
Loan fees (note 1)		(900)	(800)
Net increase		2,419,906	5,197,398
Net assets available for plan benefits at:			
Beginning of year		30,940,161	25,742,763
End of year	$	33,360,067	30,940,161

See accompanying notes to financial statements.

1) Description of the Plan

The following brief description of The Middle River Aircraft Systems Salaried Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is sponsored by The Middle River Aircraft Systems (the Company), a division of General Electric Aircraft Engines (GEAE) whose ultimate parent is General Electric Company (GE). The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

MG Trust Company, L.L.C. (MG Trust) is the custodian and BISYS Retirement Services (BISYS) is the record-keeper.

Eligibility

Employees not covered by collective bargaining agreements are generally eligible for participation in the Plan immediately upon employment with the Company.

Contributions

Subject to limitations imposed by law, participants may elect to contribute up to 17% of their eligible compensation, on a pre-tax or after-tax basis. The Company matches 50% of participant contributions up to 7% of eligible compensation.

All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make catch-up contributions in accordance with certain regulations.

The United States Internal Revenue Code limits pre-tax contributions. The limits for participants under age 50 were generally $14,000 and $13,000 in 2005 and 2004, respectively. For other participants, the 2005 and 2004 limits were generally $18,000 and $16,000, respectively.

Investment Options

Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options:

(a) GE Common Stock Fund – This fund primarily invests in shares of GE common stock, with a small portion of the fund held in cash or other short term investments to provide liquidity.

(b) State Street Stable Value Fund – This fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

(c) GE Fixed Income Fund – This fund seeks income consistent with preservation of capital. The fund invests primarily in fixed-income securities including government obligations, corporate debt, mortgage- and asset-backed instruments, and money-market instruments.

(d) GE Strategic Investment Fund – This fund seeks to maximize total return by following an asset allocation strategy contemplating shifts among a range of investments, principally including U.S. and foreign stocks, bonds, money market instruments, and other debt securities.

(e) State Street Global Advisors (SSgA) S&P 500 Index Fund – This fund invests in various investment vehicles seeking to replicate the total return of the Standard & Poor's 500 Composite Stock Price Index. This fund seeks long-term capital appreciation.

(f) Investment Company of America Fund – This fund invests in well-established blue-chip companies in the U.S. as well as foreign markets. The fund seeks long-term growth of capital and income.

(g) GE U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

(h) New Perspective Fund – This fund is classified as a global stock fund composed principally of U.S. and foreign stocks. The objective is long-term growth of capital.

(i) American Century Growth Fund – This fund is a growth fund that invests in larger companies with accelerating earnings and revenues.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies are distributed annually to participants.

Participant Loans

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lessor of $50,000 minus their highest outstanding balance of loans from all Company and Affiliate plans during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The period of repayment of any loan is determined by mutual agreement between the Plan administrator and the borrower, but such period may not exceed 4.5 years from the effective date of the loan unless the loan is used to acquire, construct, reconstruct, or substantially rehabilitate a principal residence, for which a term of up to 15 years may be permissible. Loans are secured by the remaining balance in the participant's account and bear interest at an effective annual percentage rate which is 1% above the prime interest rate in effect as of the last business day before the month in which the loan is requested. Principal and interest are paid ratably through payroll deductions.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company matching contributions and earnings thereon. Investment income is reinvested in the same fund in which it is earned.

Vesting

Participants are immediately fully vested in their contributions to the Plan, any Company contributions and the earnings thereon.

Payment of Benefits

Subject to certain limitations, a participant (or a designated beneficiary) may withdraw all or a portion of his or her after-tax contributions, including earnings thereon, by applying to the Plan Committee. Generally, before-tax contributions and rollovers may not be withdrawn while employed by the Company prior to age 59½. No amounts attributable to matching Company contributions may be withdrawn while a participant is employed by the Company prior to age 70½. In the case of hardship, a participant may elect to withdraw all or a portion of pre-tax contributions, excluding earnings thereon; after-tax contributions; and rollover contributions, including earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from the Plan for six months after the hardship deduction.

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution, or if he or she qualifies, in annual installments.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities at the date of financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value. All shares of registered investment companies (mutual funds) are valued at quoted market prices. Shares of pooled investment funds are stated at cost, which approximates fair value. This represents the net asset value of shares as reported by the investment manager of the fund. GE Common Stock is traded on the New York Stock Exchange and is valued at the current market price on the last business day of the Plan's year end.

Short-term investments and participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded when paid to participants.

Expenses

Substantially all expenses related to administration of the Plan are paid by the Company with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the appropriate participant's investment fund's assets.

(3) Investments

The fair values of individual investments as of December 31, 2005 and 2004 are as follows:

	2005		2004	
Mutual funds:				
SSgA S&P 500 Index Fund	$ 4,342,170	*	$ 3,714,389	*
New Perspective Fund	2,518,039	*	1,738,271	*
GE U.S. Equity Fund	2,105,752	*	1,947,128	*
Investment Company of America Fund	2,008,071		1,364,959	
GE Fixed Income Fund	1,619,755		1,656,529	*
GE Strategic Investment Fund	1,115,040		1,022,354	
American Century Growth Fund	1,081,322		846,838	
Total mutual funds	14,790,149		12,290,468	
Pooled investment fund:				
State Street Stable Value Fund	4,062,791	*	4,002,133	*
Common stock:				
GE Common Sotck	13,644,472	*	13,788,720	*
Short-term investments:				
Cash and cash equivalents	295,283		354,304	
Participant loans	413,463		372,155	
Total investments	$ 33,206,158		$ 30,807,780	

* Represents 5% or more of Plan's net assets.

During the years ended December 31, 2005 and 2004, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2005	2004
GE Common Stock	$ (183,304)	$ 749,273
Mutual funds	83,986	2,431,403
Total	$ (99,318)	$ 3,180,676

(4) Risks and Uncertainties

The Plan offers a number of investment options including GE common stock and a variety of investment funds, consisting of mutual funds and a pooled investment fund. The investment funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across nine participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which invests in a single security.

(5) Related Party Transactions (Parties in Interest)

The record-keeping function for the underlying investments held by the Plan are performed by BISYS. Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated (GEAM) and distributed by GE Investment Distributors, Inc., affiliates of the Plan Sponsor. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE, the ultimate parent of the Plan Sponsor.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor or an affiliate of the Plan Sponsor. Mutual fund and pooled investment fund operating expenses, which include expenses paid to GEAM and BISYS, come out of the fund's assets and are reflected in the fund's share/unit price and dividends.

(6) Income Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated April 28, 2003, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(7) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination or partial termination, net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

THE MIDDLE RIVER AIRCRAFT SYSTEMS SALARIED SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

	Identity of issue, borrower, lessor, or similar party	Description of investments	Number of shares		Fair value
*	MG Trust Company	Cash and cash equivalents	295,283	$	295,283
*	GE Common Stock	Common stock	389,286		13,644,472
	SSgA S&P 500 Index Fund	Mutual fund	211,297		4,342,170
	New Perspective Fund	Mutual fund	87,951		2,518,039
*	GE U.S. Equity Fund	Mutual fund	77,247		2,105,752
	Investment Company of America Fund	Mutual fund	64,035		2,008,071
*	GE Fixed Income Fund	Mutual fund	134,867		1,619,755
*	GE Strategic Investment Fund	Mutual fund	47,570		1,115,040
	American Century Growth Fund	Mutual fund	52,542		1,081,322
	State Street Stable Value Fund	Pooled investment	225,629		4,062,791
*	Participant loans	48 loans to participants with interest rates of 5.00% to 9.50%	—		413,463
				$	33,206,158

* Party in interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.